As filed with the Securities and Exchange Commission on December 11, 2018

Registration No. 333-

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For American Depositary Shares

AIA Group Limited

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

Hong Kong

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

240 Greenwich Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York Mellon

Legal Department

240 Greenwich Street

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian D. Obergfell, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3032

It is proposed that this filing become effective under Rule 466

[X] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares, each American Depositary Share representing ordinary shares of AIA Group Limited.	200,000,000 American Depositary Shares	$5.00	$10,000,000	$1,212.00
[1]	For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The prospectus consists of the proposed Form of American Depositary Receipt included as Exhibit A to the Form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item -1.	Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, and 8
(x) Limitation upon the liability of the depositary	Articles number 14, 18, 21 and 22
3. Fees and Charges	Articles 7 and 8
Item - 2.	Available Information
Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3. Exhibits

a.	Form of Deposit Agreement dated as of June 22, 2011, among AIA Group Limited, The Bank of New York Mellon as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder. - Filed herewith as Exhibit 1.
b.	Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.
c.	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – See (a) above.
d.	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.
e.	Certification under Rule 466. - Filed herewith as Exhibit 5.

Item - 4.

Undertakings

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on December 11, 2018.

Legal entity created by the agreement for the issuance of American Depositary Shares for ordinary shares of AIA Group Limited.

By: The Bank of New York Mellon,

As Depositary

By: /s/ Anthony F. Moro

Name: Anthony F. Moro

Title: Managing Director

Pursuant to the requirements of the Securities Act of 1933, AIA Group Limited has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Ho Chi Minh City, Vietnam on December 11, 2018.

AIA GROUP LIMITED

By:	/s/ Mr. Ng Keng Hooi
Name:	Mr. Ng Keng Hooi
Title:	Executive Director
Group Chief Executive and President

Each person whose signature appears below hereby constitutes and appoints Mr. Ng Keng Hooi and Mr. Mitchell New, and each of them severally, his true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his name and on his behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on December 11, 2018.

/s/ Mr. Edmund Sze-Wing Tse	/s/ Donald J. Puglisi
Mr. Edmund Sze-Wing Tse	Mr. Donald J. Puglisi
Independent Non-executive Chairman and	Authorized U.S. Representative
Independent Non-executive Director

/s/ Mr. Jack Chak-Kwong So	/s/ Mr. Garth Jones
Mr. Jack Chak-Kwong So	Mr. Garth Jones
Independent Non-executive Director	Group Chief Financial Officer
(Principal Accounting Officer)

/s/ Mr. Chung-Kong Chow	/s/ Mr. Garth Jones
Mr. Chung-Kong Chow	Mr. Garth Jones
Independent Non-executive Director	Group Chief Financial Officer (Principal Financial Officer)

/s/ Mr. John Barrie Harrison	/s/ Mr. Ng Keng Hooi
Mr. John Barrie Harrison	Mr. Ng Keng Hooi
Independent Non-executive Director	Executive Director, Group Chief Executive
and President (Principal Executive Officer)

/s/ Mr. George Yong-Boon Yeo
Mr. George Yong-Boon Yeo
Independent Non-executive Director

/s/ Mr. Mohamed Azman Yahya
Mr. Mohamed Azman Yahya
Independent Non-executive Director

/s/ Professor Lawrence Juen-Yee Lau
Professor Lawrence Juen-Yee Lau
Independent Non-executive Director

/s/ Ms. Swee-Lian Teo
Ms. Swee-Lian Teo
Independent Non-executive Director

/s/ Dr. Narongchai Akrasanee
Dr. Narongchai Akrasanee
Independent Non-executive Director

/s/ Mr. Cesar Velasquez Purisima
Mr. Cesar Velasquez Purisima
Independent Non-executive Director

INDEX TO EXHIBITS

Exhibit

Number Exhibit

1	Form of Deposit Agreement dated as of June 22, 2011, among AIA Group Limited, The Bank of New York Mellon as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder.

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.

5	Certification under Rule 466.